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                                     FILED BY NATIONAL-OILWELL, INC. PURSUANT TO
                       RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND
                                  DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                                      SUBJECT COMPANY: VARCO INTERNATIONAL, INC.
                                                   COMMISSION FILE NO. 001-08158

         ON AUGUST 12, 2004, NATIONAL-OILWELL, INC. AND VARCO INTERNATIONAL, INC. ISSUED THE FOLLOWING JOINT PRESS RELEASE:


(NATIONAL OILWELL LOGO)                                             (VARCO LOGO)


NEWS                                                    CONTACTS:  STEVE KRABLIN
                                                          NATIONAL-OILWELL, INC.
                                                                  (713) 346-7773

                                                                   CLAY WILLIAMS
                                                       VARCO INTERNATIONAL, INC.
                                                                  (281) 953-2200

FOR IMMEDIATE RELEASE


                 NATIONAL OILWELL AND VARCO ANNOUNCE SIGNING OF
                          DEFINITIVE MERGER AGREEMENT

HOUSTON, TX, August 12, 2004--National-Oilwell, Inc. (NYSE: NOI) and Varco International Inc. (NYSE:VRC) jointly announced today the signing of a definitive merger agreement.

The merger agreement, unanimously approved by each company's board of directors, calls for Varco stockholders to receive 0.8363 shares of National Oilwell common stock for each Varco common share, resulting in the combined company having approximately 170 million shares outstanding on a fully diluted basis. Based on National Oilwell's closing price yesterday, the transaction is valued at $25.80 per Varco common share, and the combined company would have a market capitalization in excess of $5 billion. On a fully-diluted basis, the current stockholders of National Oilwell will own approximately 51% of the combined company and the current stockholders of Varco will own approximately 49%. Upon the closing of the transaction, National Oilwell will change its corporate name to National Oilwell Varco, Inc. The transaction is expected to be tax free to Varco stockholders, and is expected to be accretive to earnings and cash flow per share for stockholders of both companies in 2005.

Pete Miller, Chairman, President and CEO of National Oilwell, will serve as President and Chief Executive Officer of the combined company. John Lauletta, Chairman and CEO of Varco, will serve as Chairman of the Board of the combined company, which will consist of equal representation from each company. Joe Winkler, President and Chief Operating Officer of Varco, will serve as the combined company's Chief Operating Officer.

"The combination of National Oilwell and Varco brings together some of the most respected product and service lines in the industry," stated Pete Miller. "It affords excellent opportunities for the stockholders, employees and customers of both companies, as National Oilwell Varco will be better positioned to compete effectively in the global market place. Customers will benefit from our ability to respond with an unparalleled level of quality in capital equipment, expendable products and services."



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John Lauletta commented, "Both Varco and National Oilwell employees are known for their product innovation and dedication to customer service. We intend to fully leverage these shared values and common culture by focusing our combined efforts on research and development for the next generation of energy products as we anticipate the ever-growing worldwide demand for energy over the next few years."

Pete Miller added, "We expect approximately $40-50 million in annualized pre-tax cost savings and operating synergies to arise from overlapping production facility closures, IT infrastructure rationalization, sales and marketing expense reduction, and corporate overhead eliminations that should be achieved by the end of 2005."

The transaction is subject to various conditions including stockholder approval of both companies and customary regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. It is anticipated that stockholders' meetings and the closing of the transaction would occur within four to six months. National Oilwell and Varco intend to file a joint proxy statement with the Securities and Exchange Commission shortly. Goldman, Sachs & Co. acted as financial advisor to National Oilwell and Citigroup Global Markets Inc. acted as financial advisor to Varco.

CONFERENCE CALL

A joint conference call to discuss the transaction will be held this morning at 10:00 a.m. Central Time. The call will be broadcast through the Investor Relations link on both National Oilwell's and Varco's web sites at www.natoil.com and www.varco.com, and a replay will be available on these sites for thirty days following the conference. Participants may also join the conference call by dialing 303-205-0033 five to ten minutes prior to the scheduled start time.

ABOUT NATIONAL OILWELL

National Oilwell is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production, as well as in providing supply chain integration services to the upstream oil and gas industry.

ABOUT VARCO

Varco International, Inc. is a leading provider of services, products, and highly-engineered equipment to the world's oil and gas industry. With operations in over 350 locations in over 40 countries across six continents, Varco provides oilfield tubular inspections and internal tubular coating services; drill cuttings separation, waste management and disposal services; rig instrumentation and communication services; in-service pipeline inspection services; and sucker rod inspection and reclamation services. Additionally, the Company manufactures and supplies innovative drilling systems and technology; coiled tubing and pressure control equipment; high-pressure fiberglass and composite tubing; and in-line inspection equipment for the makers of oilfield tubing.

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Statements made in this press release that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements include, without limitation, statements regarding the consummation of the transaction, its effects on future earnings or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, and any other statements that are not historical facts. These risks and uncertainties include the ability of National Oilwell and Varco to achieve their forecasted operating results and the cost savings and operating benefits currently expected from the proposed transaction and the timing and receipt of approvals for the merger. Other risks and uncertainties, which are more fully described in documents filed by National Oilwell and by Varco with the Securities and Exchange Commission, including Annual Reports on Form 10-K, could cause actual results to differ from those contained in the forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, National-Oilwell, Inc. and Varco International Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission. National-Oilwell, Inc. and Varco International Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from their respective stockholders. Information about these persons can be found in National Oilwell's and Varco's respective Annual Reports on Form 10-K filed with the SEC and additional information about such persons may be obtained from the proxy statement/prospectus when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available and other documents containing information about National-Oilwell, Inc. and Varco International Inc., without charge, at the SEC's web site at WWW.SEC.GOV, National Oilwell's web site at WWW.NATOIL.COM, and Varco's web site at WWW.VARCO.COM. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, National-Oilwell, Inc., 713-346-7500 or to Investor Relations, Varco International, Inc., 281-953-2200.

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